Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter


Nuveen California AMT-Free Municipal Income Fund
811-21212



Attached please find as an exhibit under Sub-Item 77Q1(a) of Form N-SAR a copy of the Statement Establishing and Fixing the Rights and Preferences of Institutional MuniFund Term Preferred Shares, considered to be an amendment to the Declaration of Trust (Charter), containing a description of the Funds preferred securities.